FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 2012

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Table of Contents

(1)	Press Release, “Dr. Reddy’s revenues cross $2 billion milestone in FY12,” May 11, 2012.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999
www.drreddys.com

Dr. Reddy’s revenues cross $2 billion milestone[#] in FY12

FY12 Revenues at 96.7 billion, YoY growth of 30%

FY12 PAT* at 15.3 billion, YoY growth of 42%

Q4 FY12 Revenues at 26.6 billion, YoY growth of 32%

Q4 FY12 PAT* at 4.2 billion, YoY growth of 38%

Hyderabad, India, May 11th, 2012: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its audited consolidated financial results for the quarter and full year ended March 31, 2012 under International Financial Reporting Standards (IFRS).

KEY HIGHLIGHTS

•	Consolidated revenues at 96.7 billion in FY12, year-on-year growth of 30%, driven by key markets of North America and Russia in Global Generics segment and Pharmaceutical Services and Active Ingredients segment.

•	Consolidated revenues of 26.6 billion in Q4 FY12, year-on-year growth of 32%.

•	EBITDA of 25.4 billion in FY12, 26% of revenues and recorded year-on-year growth of 51%.

•	EBITDA of 6.8 billion in Q4 FY12, 26% of revenues and recorded year-on-year growth of 34%.

•	Profit after Tax* in FY12 of 15.3 billion, year-on-year growth of 42%.

•	Profit after Tax* of 4.2 billion in Q4 FY12, year-on-year growth of 38%.

•	During the year, the company launched 141 new generic products, filed 88 new product registrations and filed 68 DMFs globally.

•	The Board of Directors of the Company has proposed a dividend of Rs. 13.75 (275%) per equity share of Rs. 5/- face value, subject to the approval of shareholders.

[#]	Revenues based on the average billed dollar rate of 47.91

*	Note: PAT adjusted for a) interest on bonus debentures b) Impairment of intangibles and c) corresponding tax adjustment

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 50.89

Dr. Reddy’s Laboratories Limited and Subsidiaries

Audited Consolidated Income Statement

	FY12			FY11
Particulars	($)	( )%		($)	( )%		Growth %
Revenue	1,901	96,737	100	1,468	74,693	100	30
Cost of revenues	853	43,432	45	677	34,430	46	26

Gross profit	1,048	53,305	55	791	40,263	54	32

Operating Expenses
Selling, general and administrative expenses	567	28,868	30	466	23,690	32	22
Research and development expenses	116	5,911	6	99	5,060	7	17
Write down of intangible assets	20	1,040	1	—	—	—	—
Other operating (income) / expense	(15)	(765)	(1)	(22)	(1,115)	(1)	(31)

Results from operating activities	360	18,252	19	248	12,628	17	45

Net finance (income) / expense	(3)	(160)	(0)	4	188	0	(185)
Share of (profit) / loss of equity accounted investees	(1)	(54)	(0)	(0)	(3)	(0)	1700

Profit / (loss) before income tax	364	18,466	19	244	12,443	17	48

Income tax (benefit) / expense	83	4204	4	28	1,403	2	200

Profit / (loss) for the period	281	14,262	15	216	11,040	15	29

Diluted EPS	1.6	83.8		1.3	65.0		29

Profit Computation:

	FY12		FY11
EBITDA Computation	($)	( )	($)	( )
PBT	363	18,466	245	12,443
Interest	14	690	4	199
Depreciation	71	3,628	58	2,961
Amortization and Impairment	52	2,626	23	1,186

Reported EBITDA	500	25,409	330	16,789

Adjustments of exceptional items:
Profit on sale of land and negative goodwill	—	—	(7)	(365)

Adjusted EBITDA	500	25,409	323	16,424

	FY12		FY11
PAT Computation	($)	( )	($)	( )
PAT	280	14,262	217	11,040
Adjustments of exceptional items:
Interest on Bonus Debentures	9	470	—	—
Profit on sale of land and negative goodwill	—	—	(7)	(365)
Impairment	20	1,040	—	—
Tax adjustment	(9)	(466)	2	88

Adjusted PAT	300	15,306	212	10,763

Appendix 1: Key Balance Sheet Items

	(in millions)
	As on 31st Mar 12		As on 31st Mar 11
Particulars	($)	( )	($)	( )
Cash, cash equivalents and other investments	357	18,152	113	5,831
Trade receivables	498	25,339	346	17,615
Inventories	380	19,352	316	16,059
Property, plant and equipment	653	33,246	582	29,642
Goodwill and Other Intangible assets	265	13,529	300	15,246
Loans and borrowings (current and non current)	633	32,210	463	23,503
Trade payables	187	9,503	167	8,480
Equity	1,129	57,443	904	45,990

Appendix 2: FY12 Revenue Mix by Segment

	(in millions)
	FY12			FY11			Growth %
	($)	( )%		($)	( )%
Global Generics	1,380	70,243	73	1,048	53,340	71	32
North America		31,889	45		18,996	36	68
Europe		8,259	12		8,431	16	(2)
India		12,931	18		11,690	22	11
Russia and Other CIS		13,260	19		10,858	20	22
RoW		3,904	6		3,366	6	16
PSAI	468	23,812	25	386	19,648	26	21
North America		4,272	18		3,170	16	35
Europe		8,424	35		7,020	36	20
India		3,586	15		2,619	13	37
RoW		7,531	32		6,838	35	10
Proprietary Products and Others	53	2,682	3	34	1,705	2	57

Total	1,901	96,737	100	1,468	74,693	100	30

SEGMENTAL ANALYSIS

Global Generics

Revenues from Global Generics segment at 70.2 billion in FY12, year-on-year growth of 32% driven by key markets of North America and Russia.

•

Revenues from North America at 31.9 billion in FY12 grew by 62% in local currency over previous year. Revenues in Q4 FY12 at 8.7 billion represented year-on-year growth of 36% in local currency. In Q4 FY12, revenue share of olanzapine was below $2 million due to lower generic substitution and shelf stock adjustment.

•

Growth was largely driven by new product launches of ziprasidone, fondaparinux, amoxicillin clavulanic acid, products from Shreveport facility and market share expansion in existing products of lansoprazole and omeprazole Mg OTC.

•	16 new products were launched during the year.

•	26 products of prescription portfolio feature among the Top 3 ranks in market shares (Source: IMS Health Volumes February 2012).

•	During the year, 17 ANDAs were filed. Cumulatively 80 ANDAs are pending for approval with the USFDA of which 41 are Para IVs and 7 are with FTF status.

•	Revenues in Russia and Other CIS markets at 13.3 billion in FY12 represented year-on-year growth of 22%.

•	Revenues in Russia at 11.0 billion in FY12 represented year-on-year growth of 15% in local currency. Revenues in Q4 FY12 at 2.9 billion represented year-on-year growth of 23% in local currency.

•	Growth driven by volume increase across key brands and OTC portfolio.

•	OTC portfolio grew by 32% over previous year.

•	Based on market research, Dr. Reddy’s year-on-year rouble growth at 21% versus industry’s growth of 17%; Dr. Reddy’s is ranked 13th by market share (Source: Pharmexpert March 2012)

•	Revenues in Other CIS markets at 2.2 billion in FY12 grew by 17% over previous year.

•	Revenues in India at 12.9 billion in FY12 grew by 11% over previous year. Revenues in Q4 FY12 at 3.2 billion represented year-on-year growth of 16%.

•	Growth driven by volume increase across key brands and oncology portfolio.

•	Biosimilars portfolio grew by 33% over previous year.

•	23 new products were launched during the year.

•	Revenues from Europe at 8.3 billion in FY12 declined by 2% over previous year.

•	Revenues from Germany at 5.1 billion in FY12 declined by 15% in local currency over previous year. This decline was largely due to the continued tenderization of the German market.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI are at 23.8 billion in FY 12, year-on-year growth of 21%. Revenues in Q4 FY12 at 7.5 billion represented year-on-year growth of 35%.

•	The growth in Active Ingredients business was led by sales to generic customers to support their generic product launches in line with patent expiries in the near term.

•	The growth in Pharmaceutical Services business was led by new customer orders.

•	During the year, 68 DMFs were filed globally, with 14 each in the US and Europe. The cumulative DMF filings as of 31st March 2012 are 543.

INCOME STATEMENT HIGHLIGHTS:

•	Gross profit margin at 55% in FY12 marginally improved versus 54% in FY11. Gross profit margin for Global Generics and PSAI business segments were at 63% and 32% respectively.

•

Selling, General and Administration (SG&A) expenses including amortization at 28.9 billion increased by 22% over previous year. This increase is on account of higher manpower and distribution costs and the effect of rupee depreciation against multiple currencies.

•

In Q4 FY12, there were triggering events in the German market relating to reduction in the reference prices and additional tenders at low bid prices. As a result, a non-cash impairment charge, related to product intangibles, of 1,040 million was recorded in the books. Impairment charge after effecting the corresponding tax benefit was 730 million.

•	Net Finance income was at 160 million in FY 12 versus net Finance expense of 188 million in FY11. The change is on account of :

•	Net forex gain of 689 million in FY12 versus net forex loss of 57 million in FY11.

•	Net interest expense of 690 million in FY12 versus 199 million in FY11. This increase is largely on account of the interest on bonus debentures of 470 million recorded in FY12.

•	Profit on sale of investments of 161 million in FY12 versus 68 million in FY11.

•	EBITDA of 25.4 billion in FY12, 26% of revenues and recorded year-on-year growth of 51%.

•	Profit after Tax* in FY12 of 15.3 billion recorded year-on-year growth of 42%.

•	Earnings* per share in FY 12 were 89.9.

•	Capital expenditure in FY12 was 8.6 billion.

*	Note: Adjusted for: a) interest on bonus debentures b) Impairment of intangibles and c) corresponding tax adjustment

Appendix 4: Q4 FY12 Consolidated Income Statement

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 50.89

	Q4 FY12			Q4 FY11
Particulars	($)	( )%		($)	( )%		Growth %
Revenue	522	26,584	100	396	20,173	100	32
Cost of revenues	248	12,613	47	181	9,224	46	37

Gross profit	274	13,971	53	215	10,949	54	28

Operating Expenses
Selling, general and administrative expenses	142	7,217	27	120	6,127	30	18
Research and development expenses	34	1,741	7	29	1,491	7	17
Write down of intangible assets	20	1,040	4	—	—	—	—
Other operating (income) / expense	(4)	(198)	(1)	(10)	(512)	(3)	(61)

Results from operating activities	82	4,171	16	76	3,843	19	9

Net finance (income) / expense	(2)	(82)	(0)	(1)	(74)	(0)	14
Share of (profit) / loss of equity accounted investees	(0)	(12)	(0)	0	4	0	—

Profit / (loss) before income tax	84	4,265	16	77	3,913	19	9

Income tax (benefit) / expense	16	838	3	11	567	3	48

Profit / (loss) for the period	68	3,427	13	66	3,346	17	2

Diluted EPS	0.4	20.1		0.4	19.7		2

Appendix 5: Q4 FY12 Profit Computation

	(in millions)
EBITDA Computation	Q4 FY12		Q4 FY11
	($)	( )	($)	( )
PBT	84	4,265	77	3,913
Interest	2	88	2	104
Depreciation	20	1,020	15	787
Ammortization and Impairment	28	1,424	5	274

EBITDA	134	6,797	99	5,078

Adjustments of exceptional items:
Profit on sale of land and negative goodwill	—	—	(7)	(365)

Adjusted EBITDA	134	6,797	92	4,713

PAT Computation	Q4 FY12		Q4FY11
	($)	( )	($)	( )
PAT	67	3,427	66	3,346
Adjustments of exceptional items:
Interest on Bonus Debentures	2	116
Profit on sale of land and negative goodwill			(7)	(365)
Impairment	20	1,040
Tax adjustment	(7)	(349)	2	88

Adjusted PAT	82	4,234	61	3,069

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three business segments—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Focus markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, Australia and New Zealand.

For more information, log on to: www.drreddys.com

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297

Raghavender R at raghavenderr@drreddys.com or on +91-40-49002135

Saunak Savla at saunaks@drreddys.com or on +91-40-49002135

Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931

Media:

Rajan S at rajans@drreddys.com or on +91-40- 49002445

Note: All discussions in this release are based on audited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: May 16, 2012		Name:	Sandeep Poddar
		Title:	Company Secretary